Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Agrico Acquisition Corp. (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-255426) of our report dated April 21, 2021, except for Note 2, Note 7 and Note 9, as to which the date is June 25, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of the Company as of December 31, 2020 and for the period from July 31, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp

Boston, MA

June 25, 2021